                       SECURITIES AND EXCHANGE COMMISSION

                                  FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
             EMPRESA DE GENERACION ELECTRICA BAHIA LAS MINAS, S.A.

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57/A under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Empresa de Generacion Electrica Bahia Las Minas, S.A., a Panamanian company ("BLM"), for the purpose of notifying the Securities and Exchange Commission that BLM is a "foreign utility company" under such Section 33(a). This Form U-57/A amends and restates in its entirety the Form U-57 that Enron filed on behalf of BLM on February 17, 1999.

           Enron Internacional Panama, S.A. ("EIPSA"), a Panamanian company, has acquired 51,000,000 shares of capital stock (representing 51% of the outstanding shares) of BLM. EIPSA is a wholly-owned subsidiary of Enron Caribe III Ltd., a Cayman Islands company, which is a wholly-owned subsidiary of Atlantic Commercial Finance, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Enron.

           ITEM 1

           Set forth below is the following information for BLM: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

           (a)       Name: Empresa de Generacion Electrica Bahia Las Minas, S.A.


           (b)       Business Address:    Apartado 5269
                                          Panama 5
                                          Republic of Panama

           (c) Description of Facilities: The following thermal power generation plants located on the northern coast of Panama near the eastern side of the Panama Canal:

                                                              Installed Capacity
                               Plant                          (approx. megawatts)            Province
                               -----                          -------------------            --------
                               Bahia Las Minas                       233                       Colon
                               San Francisco                          43                       Panama
                               Monte Esperanza                        20                       Colon


           (d)       Shareholders:

                             Name                 Number              Percentage
                             ----                 ------              ----------

                             EIPSA                51,000,000          51

                             Republic of Panama   49,000,000          49

                     ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of BLM, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of BLM.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                             ENRON CORP.



                                             By: /s/ JAMES V. DERRICK, JR.
                                                --------------------------------
                                                  James V. Derrick, Jr.
                                                  Executive Vice President and
                                                  General Counsel

                                                  December 9, 1999